UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-17f-2

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-07925
Date examination completed: January 31, 2009
2. State Identification Number:
AL AK AZ AR CA CO
CT DE DC FL GA HI
ID IL IN IA KS KY
LA ME MD MA MI MN
MS MO MT NE NV NH
NJ NM NY NC ND OH
OK OR PA RI SC SD
TN TX UT VT VA WA
WV WI WY PUERTO RICO
Other (specify): N/A
3. Exact name of investment company as specified in registration statement: WesMark Funds
4. Address of principal executive office (number, street, city, state, zip code): WesBanco Bank, Inc. One Bank Plaza 5th floor Wheeling, WV 26003

-----------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2.  Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3.  Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

The Wesmark Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the WesMark Funds, including the WesMark West Virginia Municipal Bond Fund, WesMark Growth Fund, WesMark Balanced Fund, WesMark Bond Fund, and WesMark Small Company Growth Fund, each a series of WesMark Funds (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of January 31, 2009.   Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.   Included among our procedures were the following tests performed as of January 31, 2009, and with respect to agreement of security and similar investments purchases and sales, for the period December 1, 2008 to January 31, 2009.

•

Confirmation of all securities held by the Federal Reserve Book Entry System and/or by the Depository Trust Company

•

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents

•

Reconciliation of all  such securities to the books and records of each Fund and the Custodian

•

Agreement of five security purchases and five security sales from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion.   Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the WesMark Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2009, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the WesMark Funds, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania

March 16, 2009

MANAGEMENT STATEMENT REGARDING COMPLIANCE

WITH CERTAIN PROVISIONS OF THE

INVESTMENT COMPANY ACT OF 1940

We, as members of management of the WesBanco Bank, Wheeling, the Custodian of the WesMark Funds (the “Funds”), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.   We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2009, and from December 1, 2009 through January 31, 2009.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2009, and from December 1, 2009 through January 31, 2009 with respect to securities and similar investments reflected in the investment accounts of the Funds.

WesBanco Bank, Inc.

/s/ Deborah Ferdon

Deborah Ferdon

Senior Vice President

Chief Compliance Officer

Investment Department